Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended June 30,
	Basic		Diluted (a)
	2017	2016	2017	2016
Weighted average number of common shares outstanding	56,648	60,791	56,648	60,791
Potential dilution from share-based awards	—	—	5,236	—
Total shares	56,648	60,791	61,884	60,791

Income (loss) from continuing operations	$8,426	$(489,202)	$8,426	$(489,202)
Income from discontinued operations, net of income taxes	—	271	—	271
Net income (loss)	8,426	(488,931)	8,426	(488,931)
Less: Net loss attributable to non-controlling interest	951	7	951	7
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$9,377	$(488,924)	$9,377	$(488,924)

Per share data:
Income (loss) from continuing operations	$0.17	$(8.04)	$0.15	$(8.04)
Income from discontinued operations, net of income taxes	—	0.00	—	0.00
Net income (loss) per common share	$0.17	$(8.04)	$0.15	$(8.04)

	For the six months ended June 30,
	Basic		Diluted (a)
	2017	2016	2017	2016
Weighted average number of common shares outstanding	56,314	61,077	56,314	61,077
Potential dilution from share-based awards	—	—	5,149	—
Total shares	56,314	61,077	61,463	61,077

Income (loss) from continuing operations	$25,634	$(448,309)	$25,634	$(448,309)
Income from discontinued operations, net of income taxes	—	396	—	396
Net income (loss)	25,634	(447,913)	25,634	(447,913)
Less: Net loss attributable to non-controlling interest	960	15	960	15
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$26,594	$(447,898)	$26,594	$(447,898)

Per share data:
Income (loss) from continuing operations	$0.47	$(7.34)	$0.43	$(7.34)
Income from discontinued operations, net of income taxes	—	0.01	—	0.01
Net income (loss) per common share	$0.47	$(7.33)	$0.43	$(7.33)

(a)	When the impact of share-based awards is anti-dilutive, the weighted average number of common shares outstanding is used in the determination of basic and diluted earnings per share.